Via Facsimile and U.S. Mail
Mail Stop 6010

July 5, 2006

Dr. J. W. Stucki
CEO and President
American Healthchoice, Inc.
7350 Hawk Road
Flower Mound, TX 75022

> **Re:** **Form 10-KSB for Fiscal Year Ended September 30, 2005**
> **Filed January 13, 2006**
> **Form 10-QSB for the quarter ended December 31, 2005**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **File No. 0-26740**

Dear Dr. J. W. Stucki:

We have reviewed your June 28, 2006 response to our comments provided June 21, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

Critical Accounting Estimate, page 10

1. Please refer to your responses to comment 3 in your June 21st letter and comment 4 in your June 7, 2006 letter. Please address the following in your response:

- You state that there were some patient balances that were intended to be written off but were not removed from the detail aging due to a software problem. Please explain to us why the allowance would not have changed but the bad debt expense would have been $180,000 less for the year ended September 30, 2004. Provide us with the journal entries of how the transactions were recorded and how they should have been recorded with a narrative of each journal entry so we can get a better understanding of the appropriate accounting treatment.

- You state in the June 7th response that of the $449,000 amount in "Other" no amount was greater than $200,000. We understand from your June 28th response that $180,000 related to the patient balances referred to above. Tell us what the remaining amounts included in the $449,000 relate. If any amount is material to net income, please provide a detailed analysis.

- You state in your June 28th response that bad debt expense would have been $180,000 during the year ended September 30, 2004 and thus the 2003 loss would have increased and the 2004 loss would have decreased by that amount. Since this amount is material to your net income, it appears that you should restate the financial statements and provide the appropriate disclosures in Note 15 to your proposed amended financial statements.

- You state in your June 7th response that no amounts in the "other" line item for 2005 were greater than $100,000. Since your net income in 2005 was only $321,584, $100,000 is material. Provide us an analysis of each item that is included in the "other" line in your roll-forward for 2005 that is material to net income.

Note 1. Organization and Summary of Significant Accounting Policies, page 21

Allowance for Discount and Uncollectible, page 21

2. Refer to comment 5. Please revise the disclosure to clearly indicate how you account for each accounting policy under this subheading. State when you record the allowance for discount and uncollectible (i.e. at the time revenue is recorded, if such is the case).

Note 15. Restatement of Previously Issued Financial Statements, page 29

3. Refer to your response to comment 10e. Unless you have a legal right of offset as discussed in FIN 39, you are required to show the receivable gross of the amounts payable to the affiliated doctors in your financial statements. Please revise or advise.

4. Refer to the third and fourth paragraphs. Please revise to delete the term "elected" and clarify that the company is restating its financial statements to correct a classification error.

Exhibits 31.1 and 31.2

5. Please provide currently date certifications for Exhibits 31 and 32 with the amended filing.

6. Please revise the wording in your Exhibit 31 to be in strict compliance with Release 33-8238 as amended by Release 33-8618. Refer also to Item 601(b)(31) of Regulation S-B, except that item 4b may be omitted until you are required to comply with Items 307 and 308 of Regulation S-B per the Release.

7. Please include Item 8a to the Form 10-KSB in your amended filing.

As appropriate, please amend your Form 10-KSB for the year ended September 30, 2005 and your Form 10-QSB for the quarter ended March 31, 2006 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant